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11021089

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: January 31, 2007 Estimated average burden hours per response.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67019

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2010** (MM/DD/YY) AND ENDING **DECEMBER 31, 2010** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SEC Mail Processing
Section
MAR 02 2011
Washington, DC
110

OFFICIAL USE ONLY
FIRM I.D. NO.

ALDERMAN & COMPANY CAPITAL, LLC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Silver Brook Road
Ridgefield, CT 06877

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. Knight & Company, CPA's
(Name - *if individual, state last, first, middle name*)

116 Sherman Street	Fairfield	CT	06824
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, **Steven C. Bender**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Alderman & Company Capital, LLC** as of **DECEMBER 31, 2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

TINA M. DESTRO
Notary Public, State of New York
No. 01DE6122823
Qualified in Erie County
My Commission Expires February 22, 2013

Signature

Financial & Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alderman & Company Capital, LLC

Report Pursuant to Rule 17A-5 of

The Securities and Exchange Commission

December 31, 2010

Company Capital

INVESTMENT BANKERS TO THE AEROSPACE & DEFENSE INDUSTRY

Alderman & Company Capital, LLC

Table of Contents

MJK
MICHAEL J. KNIGHT
&COMPANY CPAS

116 Sherman Street, P.O. Box 139
Fairfield, Connecticut 06824
Tel.: (203)259-CPAS (2727)
Fax: (203) 256-CPAS (2727)
Toll Free: 1-888-MJKCPAS (655-2727)
www.mjkcpas.com

Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

REPORT OF INDEPENDENT AUDITOR

To the Member of
Alderman & Company Capital, LLC

We have audited the accompanying statements of financial condition of Alderman & Company Capital, LLC as of December 31, 2010 and 2009 and the related statements of income and changes in member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alderman & Company Capital, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael J. Knight & Co.

Michael J. Knight & Company, CPAs
Fairfield, Connecticut
February 18, 2011

Alderman & Company Capital, LLC
Statements of Financial Condition
December 31, 2010 and 2009

	2010	2009
Assets		
Current assets		
Cash and equivalents	$ 10,994	$ 12,185
Certificate of deposit	22,116	21,998
Accounts receivable	5,000	2,500
Total current assets	38,110	36,683
Property and equipment		
Electronic data processing equipment	5,985	4,065
Accumulated depreciation	(4,027)	(3,320)
Net property and equipment	1,958	745
Total assets	$ 40,068	$ 37,428
Liabilities and Member's Equity		
Current liabilities		
Accounts payable	$ 14,051	$ 10,681
Accrued liabilities	6,750	7,750
Total current liabilities	20,801	18,431
Member's equity	19,267	18,997
Total liabilities and member's equity	$ 40,068	$ 37,428

See report of independent auditor and notes to financial statements.

Alderman & Company Capital, LLC
Statements of Income and Changes in Member's Equity
For the Years Ended December 31, 2010 and 2009

	2010	2009
Fee revenue and reimbursed expenses	$ 311,393	$ 123,412
Operating expenses		
Accounting and audit fees	21,302	19,122
Airfare	24,806	2,445
Bad debts	-	10,000
Bank charges	298	765
Computer software and supplies	660	107
Conferences	310	-
Connectivity charges	6,929	1,881
Consultants	9,300	9,600
Continuning education	-	244
Depreciation	707	1,244
Dues and subscriptions	2,200	801
Gas, parking and tolls	1,655	458
Hotel	7,714	837
Information system	440	1,475
Insurance	398	1,578
Legal	14,933	-
Library	-	39
Life insurance	399	399
Local transportation	3,525	1,579
Marketing and promotion	4,905	1,335
Meals	701	171
Office supplies	1,667	459
Postage	207	341
Printing	1,898	885

See report of independent auditor and notes to financial statements.

Alderman & Company Capital, LLC
Statements of Income and Changes in Member's Equity
For the Years Ended December 31, 2010 and 2009

	2010	2009
Regulatory fees	10,387	8,600
Taxes	457	260
Telephone	4,494	3,177
Total operating expenses	120,292	67,802
Income from operations	191,101	55,610
Other income		
Interest income	152	660
Net income	191,253	56,270
Beginning member's equity	18,997	23,716
Member contributions	19,000	21,851
Member distributions	(209,983)	(82,840)
Ending member's equity	$ 19,267	$ 18,997

See report of independent auditor and notes to financial statements.

Alderman & Company Capital, LLC
Statements of Cash Flows
For the Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Net income	$ 191,253	$ 56,270
Adjustments to reconcile change in net income to cash provided from operating activities:		
Depreciation	707	1,244
Increase in accounts receivable	(2,500)	(2,500)
Increase in accounts payable	3,370	6,192
Decrease in accrued liabilities	(1,000)	-
Total adjustments	577	4,936
Net cash provided from operating activities	191,830	61,206
Cash flows from investing activities:		
Acquisition of property and equipment	(1,920)	-
Investment in certificate of deposit	(118)	(522)
Net cash used by investing activities	(2,038)	(522)
Cash flows from financing activities:		
Member contributions	19,000	21,851
Member distributions	(209,983)	(82,840)
Net cash used by financing activities	(190,983)	(60,989)
Net decrease in cash and cash equivalents	(1,191)	(305)
Beginning cash and cash equivalents	12,185	12,490
Ending cash and cash equivalents	$ 10,994	$ 12,185

See report of independent auditor and notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Alderman & Company Capital, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company provides investment banking expertise to issuers in the aerospace and defense industries. The Company received its FINRA approval for membership on January 27, 2006. The Company's sole member is William H. Alderman. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Cash and equivalents – For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue recognition – Revenues from investment banking services are recognized when the transaction closes. Non-refundable retainers are recognized as revenue in accordance with the terms of the contract and are applied against transaction fees upon closing.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Accounts receivable - Accounts receivable are carried at cost. No allowance for uncollectable accounts is required at December 31, 2010.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives are three years.

Advertising – The Company policy is to expense advertising as incurred.

Income taxes – The Company is a limited liability company treated as a disregarded entity. Accordingly, in lieu of Federal and state income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has been included in these financial statements. Management does not believe it has any uncertain tax positions.

NOTE 3 – RELATED PARTY TRANSACTIONS

During 2010, the Company engaged the services of an attorney who is related to the Company's owner. The Company incurred $14,933 in fees paid to this attorney.

NOTE 4 – CONCENTRATIONS

The Company has several contracts with clients that generate more than 10% of total annual revenues.

The Company operates in the aerospace and defense industry.

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital; ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital of $12,309, which was $7,309 in excess of its required net capital of $5,000. The Company's ratio of indebtedness to net capital was 1.69 to 1.

NOTE 6 – SUBSEQUENT EVENTS

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the statement of financial position date of December 31, 2010 through February 22, 2011, which is the date the financial statements were issued. Management has determined that there are no subsequent events that require disclosure.

Alderman & Company Capital, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2010
Schedule I

Net Capital		
Total member's equity	$	19,267
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		19,267
Additions/other credits:		-
Total member's equity and allowable subordinated liabilities		19,267
Deductions/other charges:		
Accounts receivable		5,000
Net property and equipment		1,958
Total deductions/other charges		6,958
Net capital	$	12,309
Aggregate indebtedness		
Accounts payable and accrued expenses	$	20,801
Total aggregate indebtedness	$	20,801
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
Excess net capital	$	7,309
Ratio: Aggregate indebtedness to net capital		169%

See report of independent auditor.

Alderman & Company Capital, LLC
Reconciliation of Net Capital from Quarterly Focus - Rule 17a-5(d)(4) of the Securities and Exchange Commission to Annual Audited Financial Statements
As of December 31, 2010
Schedule II

Net Capital as reported on 4th Quarter Focus	$	20,009
Adjustments from 4th Quarter Focus to Annual Audit		
Accounts payable audit adjustment		(950)
Accrued audit fee		(6,500)
Accrued business entity tax		(250)
Total adjustments		(7,700)
Revised Net Capital as reported in the Annual Audit	$	12,309

See report of independent auditor.

MJK
MICHAEL J. KNIGHT
&COMPANY CPAS

116 Sherman Street, P.O. Box 139
Fairfield, Connecticut 06824
Tel.: (203)259-CPAS (2727)
Fax: (203) 256-CPAS (2727)
Toll Free: 1-888-MJKCPAS (655-2727)
www.mjkcpas.com

Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

To the Member of
Alderman & Company Capital, LLC

In planning and performing our audit of the financial statements of Alderman & Company Capital, LLC (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency or combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael J. Knight & Co.

Michael J. Knight & Company, CPAs
February 18, 2011

MJK
MICHAEL J. KNIGHT
&COMPANY CPAS

116 Sherman Street, P.O. Box 139
Fairfield, Connecticut 06824
Tel.: (203)259-CPAS (2727)
Fax: (203) 256-CPAS (2727)
Toll Free: 1-888-MJKCPAS (655-2727)
www.mjkcpas.com

Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

To the Member of
Alderman & Company Capital, LLC

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Alderman & Company Capital, LLC for the period ended December 31, 2010. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4) and our report is not to be used for any other purpose. The procedures we performed are as follows:

1) Compared listed assessment payments with respective cash disbursement records entries;
2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period January 01, 2010 to December 31, 2010 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and
5) Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Alderman & Company Capital, LLC Inc. taken as a whole.

Michael J. Knight & Co.

Michael J. Knight & Company, CPAs
February 18, 2011

Alderman & Company Capital, LLC
Determination of SIPC Net Operating Revenues
and General Assessment
For the Year Ended December 31, 2010

Schedule of Assessment Payments

General Assessment		$ 779
Payments Made:		
Date Paid:		
9/10/2010	150	
10/18/2010	117	
Total payments		(267)
Interest on late payment(s)		-
Total assessment balance and interest due		$ 512
Payment made with Form SIPC 7		$ 512

See accountants' report on SIPC General Reconciliation report.

Alderman & Company Capital, LLC
Determination of SIPC Net Operating Revenues
and General Assessment
For the Year Ended December 31, 2010

Schedule of Assessment Payments

Total revenues	$311,545.00
Additions:	
None	-
Deductions:	
None	-
SIPC net operating revenues	$311,545.00
General assessment	$ 779

See accountants' report on SIPC General Reconciliation report.

MJK
MICHAEL J. KNIGHT
&COMPANY CPAS

116 Sherman Street, P.O. Box 139
Fairfield, Connecticut 06824
Tel.: (203)259-CPAS (2727)
Fax: (203) 256-CPAS (2727)
Toll Free: 1-888-MJKCPAS (655-2727)
www.mjkcpas.com

Michael J. Knight, CPA, CVA, CFE, ABV
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

Report of Independent Accountant

To the Members of
Filomeno Wealth Management LLC

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Advisers Act of 1940, that Filomeno Wealth Management LLC (the "Company") complied with paragraph (a)(1) of Rule 206(4)-2 of the Investment Advisers Act of 1940 (the "Act") as of December 15, 2010 and complied with Rule 204-2(b) of the Act during the period from March 12, 2010 to December 15, 2010. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests which were performed for a sample of client accounts as of December 15, 2010:

- Reading contract provisions with qualified custodians;
- Confirmation of cash and securities held by qualified custodians either under the client's name or in the name of the Company as agent or trustee for clients;
- Reconciliation of cash and securities to books and records of client accounts maintained by the Company;
- Confirmation with clients of the detail of cash and securities held as of the date of examination by the Company on behalf of such clients and contributions and withdrawals of cash and securities to and from the account and reconciliation of confirmations received to the Company's books and records. All confirmations were replied to by the clients without exception;
- Confirmation with clients of accounts that were closed or for which funds were returned to the client. There were no closed accounts during the period under examination;
- Confirmation with clients of accounts having a zero balance as of the date of the examination. There were no accounts with zero balances.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements, including the Company's identification of "securities" as defined by Section 202(a)(18) of the Act and its determination of "clients" and "custody" as defined by Rules 203(b)(3)-1 and 206(4)-2(d)(2), respectively, under the Act.

In our opinion, management's assertion that Filomeno Wealth Management LLC was in compliance with the requirements of paragraph (a)(1) of Rule 206(4)-2 of the Investment Advisers Act of 1940 as of December 15, 2010, and has complied with Rule 204-2(b) of the Act for the period from March 12, 2010 through December 15, 2010, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Members of Filomeno Wealth Management LLC and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Michael J. Knight & Co.

Michael J. Knight & Company, CPAs
Fairfield, Connecticut
December 15, 2010

FILOMENO WEALTH MANAGEMENT, LLC
Registered Investment Adviser

Michael A. Tedone, CPA, PFS
Director, Chief Compliance Officer

Management Statement Regarding Compliance with
Certain Provisions of the Investment Advisers Act of 1940

We, as members of management of Filomeno Wealth Management LLC (the "Company") are responsible for complying with the requirements of Rule 204-2(b), "Books and Records to be Maintained by Investment Advisers," and Rule 206(4)-2, "Custody of Funds or Securities of Clients by Investment Advisers," of the Investment Advisers Act of 1940 (the "Act"). We are also responsible for establishing and maintaining effective internal controls over compliance with the Rule 204-2(b) and Rule 206(4)-2 requirements. We have performed an evaluation of the Company's compliance with Rule 204-2(b) and certain provisions of Rule 206(4)-2 as of December 15, 2010 and during the period from March 12, 2010 through December 15, 2010. Based on this evaluation, we assert that the Company was in compliance with the Act as described below:

Rule 204-2(b) under the Act requires that an investment adviser who has custody or possession of funds and/or securities of any client must record all transactions for such clients in a journal and in separate ledger accounts for each client and must maintain copies of confirmations of all transactions in such accounts and a position record for each security in which a client has an interest. In addition, paragraph (1) of Rule 206(4)-2(a) provides, in general, that it shall constitute a fraudulent, deceptive or manipulative act or practice for any investment adviser to have custody of client funds or securities unless a qualified custodian maintains those funds and securities (i) in a separate account for each client under that client's name; or (ii) in accounts that contain only clients' funds and securities, under the investment adviser's name as agent or trustee for the clients.

For purposes of this assertion, "security" has the meaning ascribed to it by Section 202(a)(18) of the Act, "client" has the meaning ascribed by Rule 203(b)(3)-1 under the Act, and "custody" has the meaning ascribed by Rule 206-4(2)(d)(2) under the Act. The clients, and client funds and securities, to which this assertion applies have been determined in a manner consistent with the manner in which we report clients for which custody of funds and securities exists under Items 9A(2) and 9B(2) of Form ADV, if the responses to those Items were prepared as of the date of this assertion.

Filomeno Wealth Management LLC

By:

Michael A. Tedone, Director, Chief Compliance Officer
Date: December 15, 2010

MAT@Filomenowealth.com • www.Filomenowealth.com
80 South Main Street, West Hartford, CT 06107 • Direct: 860.760.7017, Fax: 860.561.4347

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM ADV-E

Certificate of Accounting of Client Securities and Funds in the Possession or Custody of an Investment Adviser Pursuant to Rule 206(4)-2 [17 CFR 275.206(4)-2]

1. Investment Adviser Act SEC File Number: 801- 68464

Date examination completed: December 15, 2010

2. State Identification Number:

AL	AK	AZ	AR	CA
CO	CT	DE	DC	FL
GA	HI	ID	IL	IN
IA	KS	KY	LA	ME
MD	MA	MI	MN	MS
MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND
OH	OK	OR	PA	RI
SC	SD	TN	TX	UT
VT	VI	VA	WA	WV
WI	WY	PUERTO RICO	Other (specify):	

3. Full name of investment adviser (if individual, state last, first, middle name):
Filomeno Wealth Management, LLC

4. Name under which business is conducted, if different from above:

5. Address of principal place of business (number, street, city, state, zip code):
80 South Main Street, West Hartford CT 06107

INSTRUCTIONS

This Form must be completed by investment advisers that have custody of client funds or securities and that are subject to an annual surprise examination. This Form may *not* be used to amend any information included in an investment adviser's registration statement (e.g., business address).

Investment Adviser

1. All items must be completed by the investment adviser.
2. Give this Form to the independent public accountant that, in compliance with rule 206(4)-2 under the Investment Advisers Act of 1940 (the "Act") or applicable state law, examines client funds and securities in the custody of the investment adviser within 120 days of the time chosen by the accountant for the surprise examination and upon such accountant's resignation or dismissal from, or other termination of, the engagement, or if the accountant removes itself or is removed from consideration for being reappointed.

Accountant

3. The independent public accountant performing the surprise examination must submit (i) this Form and a certificate of accounting required by rule 206(4)-2 under the Act or applicable state law within 120 days of the time chosen by the accountant for the surprise examination, and (ii) this Form and a statement, within four business days of its resignation or dismissal from, or other termination of, the engagement, or removing itself or being removed from consideration for being reappointed, that includes (A) the date of such resignation, dismissal, removal, or other termination, and the name, address, and contact information of the accountant, and (B) an explanation of any problems relating to examination scope or procedure that contributed to such resignation, dismissal, removal, or other termination:

   (a) By mail, until the Investment Adviser Registration Depository ("IARD") accepts electronic filing of the Form, to the Securities and Exchange Commission or appropriate state securities administrators. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, DC at the address on the top of this Form, and one copy with the regional office for the region in which the investment adviser's principal business operations are conducted, or one copy with the appropriate state administrator(s), if applicable; or

   (b) By electronic filing of the certificate of accounting and statement regarding resignation, dismissal, other termination, or removal from consideration for reappointment on the IARD, when the IARD accepts electronic filing of the Form.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC'S COLLECTION OF INFORMATION. An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 203(c)(1) and 204 of the Advisers Act authorize the Commission to collect the information on this Form from applicants. *See* 15 U.S.C. §§ 80b-3(c)(1) and 80b-4. Filing of this Form is mandatory. The principal purpose of this collection of information is to make the examination certificates filed by an accountant pursuant to Rule 206(4)-2(a)(3)(ii)(B) under the Adviser Act (after that accountant has verified by actual examination the securities and funds of clients in the custody of an investment adviser) more accessible for inspection by the Commission staff and the public and will facilitate verification of compliance with examination requirements. *See* 17 CFR §275.206(4)-2(a)(3)(ii)(B). The Commission will maintain files of the information on Form ADV-E and will make the information publicly available. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on page one of Form ADV-E, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. §3507. The applicable Private Act system of records is SEC-2, and the routine uses of the records are set forth at 40 FR 39255 (Aug. 27, 1975) and 41 FR 5318 (Feb. 5, 1976).